Exhibit 99.1

AIFU INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: AIFU)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on April 29, 2026 at 9:30 am Beijing time

(or April 28, 2026 at 9:30 pm Eastern Time)

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (“EGM” or “Meeting”) of holders of Class A ordinary shares of a par value of US$0.4 each and Class B ordinary shares of a par value of US$0.4 each (collectively, the “Ordinary Shares”) of AIFU Inc. (the “Company”) will be held at Room 1, Building 10, Jinzhong Guobin Hui Qinyuan 2nd Road, Lihu Community, Xili Street, Shenzhen, 518055, People’s Republic of China on April 29, 2026 at 9:30 a.m., Beijing time (or April 28, 2026 at 9:30 pm Eastern Time). Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the EGM.

The EGM and any or all adjournments thereof will be held to consider and, if thought fit, pass the following resolutions:

1.	CAPITAL REDUCTION

AS A SPECIAL RESOLUTION THAT the par value of the issued and unissued class A ordinary shares and class B ordinary shares in the share capital of the Company be reduced from US$0.4 per share to US$0.0001 per share (the “Capital Reduction”), such that, following the Capital Reduction, the authorized share capital of the Company will be US$1,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.0001 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.0001 each.

2.	SHARE CAPITAL CHANGES

AS AN ORDINARY RESOLUTION THAT, subsequently following the Capital Reduction:

i.	every twenty (20) issued and unissued class A ordinary shares of a nominal or par value of US$0.0001 each and every twenty (20) issued and unissued class B ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one class A ordinary share of a nominal or par value of US$0.002 and one class B ordinary share of a nominal or par value of US$0.002, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$1,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.002 each, comprising of 400,000,000 class A ordinary shares of a nominal or par value of US$0.002 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.002 each (the “First Share Consolidation”);

ii.	immediately following the First Share Consolidation, the authorized share capital of the Company be increased FROM US$1,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.002 each, comprising 400,000,000 class A ordinary shares of a nominal or par value of US$0.002 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.002 each, TO US$20,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.002 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.002 each, by the creation of (a) 7,600,000,000 class A ordinary shares of a nominal or par value of US$0.002 each, and (b) 1,900,000,000 class B ordinary shares of a nominal or par value of US$0.002 each (the “First Share Capital Increase”, together with the First Share Consolidation, the “First Share Capital Change”);

iii.	subsequently following the First Share Capital Change, on the date as any Director deems advisable and may determine in his or her absolute discretion, every twenty (20) issued and unissued class A ordinary shares of a nominal or par value of US$0.002 each and every twenty (20) issued and unissued class B ordinary shares of a nominal or par value of US$0.002 each be consolidated into one class A ordinary share of a nominal or par value of US$0.04 and one class B ordinary share of a nominal or par value of US$0.04, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$20,000,000 divided into 500,000,000 ordinary shares, comprising of 400,000,000 class A ordinary shares of a nominal or par value of US$0.04 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.04 each (the “Second Share Consolidation”);

iv.	immediately following the Second Share Consolidation, the authorized share capital of the Company be increased FROM US$20,000,000 divided into 500,000,000 ordinary shares, comprising of 400,000,000 class A ordinary shares of a nominal or par value of US$0.04 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.04 each TO US$400,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.04 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.04 each, by the creation of (a) 7,600,000,000 class A ordinary shares of a nominal or par value of US$0.04 each, and (b) 1,900,000,000 class B ordinary shares of a nominal or par value of US$0.04 each (the “Second Share Capital Increase”, together with the Second Share Consolidation, the “Second Share Capital Change”);

v.	subsequently following the Second Share Capital Change, on the date as any Director deems advisable and may determine in his or her absolute discretion, every twenty (20) issued and unissued class A ordinary shares of a nominal or par value of US$0.04 each and every twenty (20) issued and unissued class B ordinary shares of a nominal or par value of US$0.04 each be consolidated into one class A ordinary share of a nominal or par value of US$0.8 each and one class B ordinary share of a nominal or par value of US$0.8 each, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$400,000,000 divided into 500,000,000 ordinary shares, comprising of (i) 400,000,000 class A ordinary shares of a nominal or par value of US$0.8 each and (ii) 100,000,000 class B ordinary shares of a nominal or par value of US$0.8 each (the “Third Share Consolidation”, together with the First Share Consolidation and the Second Share Consolidation, the “Share Consolidations”);

vi.	immediately following the Third Share Consolidation, the authorized share capital of the Company be increased FROM US$400,000,000 divided into 500,000,000 ordinary shares, comprising of 400,000,000 class A ordinary shares of a nominal or par value of US$0.8 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.8 each TO US$8,000,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.8 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.8 each, by the creation of (a) 7,600,000,000 class A ordinary shares of a nominal or par value of US$0.8 each, and (b) 1,900,000,000 class B ordinary shares of a nominal or par value of US$0.8 each; and

(i)	no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations shall be rounded up to the next whole number.

3.	ADOPTION OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

AS A SPECIAL RESOLUTION THAT, the memorandum and articles of association of the Company currently in effect (the “Existing M&A”) be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed hereto as Exhibit A (the “Amended and Restated M&A”) to (a) reflect the Capital Reduction and the First Share Capital Change and (b) amend Article 79 in the Existing M&A FROM “subject to Article 78, a Director may be removed from office by Special Resolution at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).” TO “subject to Article 78, a Director may be removed from office by Special Resolution or by the affirmative vote of a simple majority of the other Directors present and voting at a Board meeting at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).” (the “Amendment of Article 79”).

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4.	GENERAL AUTHORISATION

AS AN ORDINARY RESOLUTION THAT, each of the directors of the Company be and is hereby authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

In addition, the EGM will transact any other business properly brought before it.

The foregoing items are further described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) recommends that the shareholders vote “FOR” for these proposals.

The Board of Directors of the Company has fixed the close of business on April 2, 2026 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof.

Management is soliciting proxies. Holders of the Company’s class A ordinary shares and class B ordinary shares at the close of business on the Record Date are cordially invited to attend the Meeting and any adjourned or postponed meeting thereof in person. Whether or not you propose to attend the EGM in person, you are urged to complete, sign, date and return the accompanying form of proxy as promptly as possible in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this notice. We must receive the form of proxy no later than 48 hours before the time of the Meeting to ensure your representation at such meeting. Proxy materials are available on the Company’s website at: https://ir.aifugroup.com.

By Order of the Board of Directors,

/s/ Mingxiu Luan
Mingxiu Luan
Vice-Chairperson

Shenzhen, April 13, 2026

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AIFU Inc.

Extraordinary General Meeting of Shareholders

April 29, 2026 at 9:30 am Beijing time(or April 28, 2026 at 9:30 pm Eastern Time)

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors (the “Board”) of AIFU Inc. (the “Company”) for use at the extraordinary general meeting of shareholders (the “Meeting”) to be held on April 29, 2026 at 9:30 a.m. Beijing time (or April 28, 2026 at 9:30 p.m. Eastern Time), as described in the accompanying Notice of Extraordinary General Meeting (the “Notice”).

Record Date and Quorum

Only shareholders of record at the close of business on April 2, 2026 (Eastern Time) (the “Record Date”) are entitled to vote at the Meeting. As of the Record Date, 117,289,110 Class A ordinary shares of a par value of US$0.4 each (the “Class A Ordinary Shares”) and 6,225,000 Class B ordinary shares of a par value of US$0.4 each (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) were issued and outstanding. The quorum of the Meeting consists of one or more shareholder(s) present in person or by proxy or by duly authorized corporate representative where such shareholder is a corporation, holding or representing not less than an aggregate of one-third of all voting share capital of the Company in issue entitled to vote at the Meeting.

Voting and Solicitation

Each holder of the Company’s Class A ordinary shares shall, on a poll, be entitled to one vote in respect of each Class A ordinary share held by such holder on the Record Date and each holder of the Company’s Class B ordinary shares shall, on a poll, be entitled to 100 (one hundred) votes in respect of each Class B ordinary share held by such holder on the Record Date.

Voting on the proposals and the submission of the form of proxy must comply with the instructions set out in the form of proxy. To be valid, your form of proxy must be received not less than 48 hours before the Meeting or any adjournment thereof, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof.

TO VOTE ONLINE: Go to www.transhare.com, click on Vote Your Proxy and enter your control number.

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com.

TO VOTE BY FAX: Please fax the proxy card to 1.727.269.5616.

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

When proxies are properly dated, executed and returned by holders of Ordinary Shares, the Ordinary Shares they represent will be voted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the Meeting, or at any adjournment thereof.

Abstentions by holders of Ordinary Shares will be counted for purposes of determining the number of Ordinary Shares present at the Meeting, but will not be counted as votes for or against any proposal.

Revocability of Proxies

Any shareholder executing a proxy pursuant to this solicitation has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to its exercise by (i) filing with us a written notice of revocation of your proxy, or (ii) submitting a properly executed Form of Proxy bearing a later date.

Full Text of Resolutions

The full text of each resolution to be voted upon at the Meeting pursuant to Proposals 1 to 4 below is set forth in the Notice and Form of Proxy accompanying this Proxy Statement.

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PROPOSALS TO BE VOTED ON:

PROPOSAL 1: CAPITAL REDUCTION

The Board of Directors believes that it is in the best interest of the Company and its shareholders and is hereby soliciting shareholder approval, for the par value of the issued and unissued class A ordinary shares and class B ordinary shares in the share capital of the Company be reduced from US$0.4 per share to US$0.0001 per share, such that, following the Capital Reduction, the authorized share capital of the Company will be US$1,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.0001 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.0001 each.

It is noted that the Capital Reduction is being undertaken in accordance with Sections 14A and 14B of the Companies Act (As Revised) of the Cayman Islands, which must be supported by a solvency statement made by the Directors of the Company no more than thirty days before the date on which the special resolution for the Capital Reduction is passed (the “Solvency Statement”). The Directors, having made a full inquiry into the affairs of the Company, believe that the Company will be able to pay its debts in full as they fall due in the ordinary course of business, and have executed a Solvency Statement. This proposal must be passed by a special resolution which requires the affirmative (“FOR”) votes of a majority of not less than two-thirds of the total votes duly cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The board of directors of the Company (the “Board of Directors”) recommends that the shareholders vote “FOR” for this proposal.

PROPOSAL 2: SHARE CAPITAL CHANGES

General

The Board of Directors believes that it is in the best interest of the Company and its shareholders and is hereby soliciting shareholder approval for a series of share capital changes following the Capital Reduction (the “Share Capital Changes”). The full text of the resolution is provided in the accompanying Notice to the Meeting.

The purpose of the Share Capital Changes is to ensure the Company’s compliance with Nasdaq Listing Rule 5550(a)(2), which relates to the minimum bid price per share of the Company’s Class A ordinary shares.

Effect of the Share Consolidations

The following disclosure addresses the Share Consolidation components of the proposed Share Capital Changes. The authorized share capital increases do not affect trading, CUSIP numbers, or outstanding share certificates.

When implemented, the Share Consolidations will affect all shareholders uniformly and have no effect on the proportionate holdings of any individual Shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Class A Ordinary Shares

A Share Consolidation will not affect the registration of the Class A ordinary shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. When a Share Consolidation is implemented, the Class A ordinary shares will begin trading on a post-consolidation basis on the effective date. In connection with any Share Consolidation, the CUSIP number of the Class A ordinary shares (which is an identifier used by participants in the securities industry to identify our Class A ordinary shares) will change.

Fractional Shares

No fractional shares will be issued in connection with a Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon a Share Consolidation, the total number of shares (after aggregating all fractional shares that would otherwise be received by a Shareholder) will instead be rounded up to the next whole number of shares.

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Street Name Holders of Class A Ordinary Shares

The Company intends that any Share Consolidation will treat shareholders holding Class A ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

This proposal must be passed by an ordinary resolution which requires the affirmative (“FOR”) vote of a simple majority of more than half of the total votes duly cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The board of directors of the Company (the “Board of Directors”) recommends that the shareholders vote “FOR” for this proposal.

PROPOSAL 3: ADOPTION OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board of Directors believes that it is in the best interest of the Company and its shareholders and is hereby soliciting shareholder approval for amending and restating the memorandum and articles of association of the Company currently in effect by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed as Exhibit A to the notice of the EGM to reflect the Capital Reduction, the First Share Capital Changes and the Amendment of Article 79.

This proposal must be passed by a special resolution which requires the affirmative (“FOR”) vote of a majority of not less than two-thirds of the total votes duly cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The board of directors of the Company (the “Board of Directors”) recommends that the shareholders vote “FOR” for this proposal.

PROPOSAL 4: GENERAL AUTHORIZATION

The Board of Directors believes that it is in the best interest of the Company and its shareholders and is hereby soliciting shareholder approval for authorizing each of the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

This proposal must be passed by an ordinary resolution which requires the affirmative (“FOR”) vote of a simple majority of more than half of the total votes duly cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The board of directors of the Company (the “Board of Directors”) recommends that the shareholders vote “FOR” for this proposal.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Mingxiu Luan
Mingxiu Luan
Vice-Chairperson

Shenzhen, April 13, 2026

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Exhibit A

Amended and Restated Memorandum and Articles of Association

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THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES

OF ASSOCIATION

OF

AIFU INC.

(Adopted by Special Resolution DATED [  ] 2026)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

AIFU INC.

(Adopted by Special Resolution DATED [   ] 2026)

1.	The name of the Company is AIFU Inc.

2.	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

5.	The authorized share capital of the Company is US$20,000,000 divided into 10,000,000,000 Ordinary Shares, comprising of (i) 8,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.002 each, and (ii) 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.002 each. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

6.	The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalized terms that are not defined in this Amended and Restated Memorandum of Association bear the same meaning as those given in the Amended and Restated Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

AIFU INC.

(Adopted by Special Resolution DATED [  ] 2026)

INTERPRETATION

1.	In these Articles, unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“Articles”

the Amended and Restated Articles of Association, as from time to time altered or added to in accordance with the Statutes and these Articles;

“Board”

the board of directors of the Company;

“Business Day”

a day (excluding Saturdays or Sundays), on which banks in Hong Kong, Beijing and New York are open for general banking business throughout their normal business hours;

“Class A Ordinary Shares”

ordinary shares of par value of US$0.002 each in the capital of the Company designated as Class A Ordinary Shares, and having the rights provided for in these Articles;

“Class B Ordinary Shares”

ordinary shares of par value of US$0.002 each in the capital of the Company designated as Class B Ordinary Shares, and having the rights provided for in these Articles;

“Commission”

Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Companies Act”

the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof. Where any provision of the Companies Act is referred to, the reference is to that provision as amended by any law for the time being in force;

“Company”

AIFU Inc., a Cayman Islands exempted company limited by shares;

“Company’s Website”

the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission or which has otherwise been notified to Members;

“Designated Stock Exchange”

the Global Market of The Nasdaq Stock Market, The New York Stock Exchange or any other internationally recognized stock exchange where the Company’s securities are traded;

“Directors”

the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

“electronic”

the meaning given to it in the Electronic Transactions Act (As Revised) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;

“electronic communication”

electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by a majority of no less than two-thirds of the votes of the Board;

“in writing”

includes writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form and, only where used in connection with a notice served by the Company on Members or other persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

“Member”

a person whose name is entered in the Register of Members as the holder of a share or shares;

“Senior Management”

a person who serves as the president, any vice president in charge of a principal business unit, division or function, any other officer who performs a policy making function, or any other person who performs similar policy making functions for the Company (and the determination of the Board as to whether any person falls within this definition and is Senior Management shall be conclusive);

“Memorandum of Association”

the Amended and Restated Memorandum of Association of the Company, as amended and re-stated from time to time;

“month”

calendar month;

“Ordinary Resolution”

a resolution:

(a)	passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of the Company; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is executed;

“Ordinary Shares”

ordinary shares of par value of US$0.002 each in the capital of the Company, including the Class A Ordinary Shares and the Class B Ordinary Shares;

“paid up”

paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“Register of Members”

the register to be kept by the Company in accordance with the Companies Act;

Registered Office”

the registered office for the time being of the Company;

“Seal”

the common seal of the Company including any facsimile thereof;

“Securities Act”

the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“share”

shares of any or all Classes in the capital of the Company, including Class A Ordinary Shares and Class B Ordinary Shares;

“signed”

includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”

a resolution passed in accordance with Section 60 of the Companies Act and includes a unanimous written resolution expressly passed as a special resolution;

“Statutes”

the Companies Act and every other laws and regulations of the Cayman Islands for the time being in force concerning companies and affecting the Company;

“year”

calendar year.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender;

(c)	words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

(d)	“may” shall be construed as permissive and “shall” shall be construed as imperative;

(e)	a reference to a dollar or dollars (or $) is a reference to dollars of the United States;

(f)	references to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(h)	Sections 8 and 19(3) of the Electronic Transactions Act (As Revised) shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced as soon after incorporation as the Directors see fit, notwithstanding that only part of the shares may have been allotted or issued.

5.	The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARE CAPITAL

6.	The authorized share capital of the Company at the date of adoption of these Articles is US$20,000,000,000 divided into 10,000,000,000 Ordinary Shares, comprising of (i) 8,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0021 each, and (ii) 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.002 each, with power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act and these Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the powers hereinbefore contained.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

6A	(a)

Voting Right. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each holder of Class A Ordinary Shares shall, on a poll, be entitled to one vote for each Class A Ordinary Share he or she holds, and each holder of Class B Ordinary Shares shall, on a poll, be entitled to one hundred (100) votes for each Class B Ordinary Share he or she holds, in each case on any and all matters subject to vote at general meetings of the Company.

(b)

Class B Ordinary Shares may only be allotted and issued to persons who, as at the date of such issuance, are Directors, Senior Management or holders of existing Shares, or to companies wholly owned by a Director, Senior Management or holder of existing Shares (each an “Owned Company”), at such times and on such terms, considerations and conditions as the Directors, in their absolute discretion, may think fit.

(c)	(i)	Where Class B Ordinary Shares are held by any person who is employed by the Company, all the Class B Ordinary Shares held by such holder shall be automatically and immediately converted into the same number of Class A Ordinary Shares forthwith upon the termination (howsoever arising) of the holder’s employment relationship with the Company.

	(ii)	Where Class B Ordinary Shares are held by a Director, all the Class B Ordinary Shares held by such Director shall be automatically and immediately converted into the same number of Class A Ordinary Shares forthwith upon his or her resignation or removal from the Board.

	(iii)	Where Class B Ordinary Shares are held by an Owned Company which is wholly-owned by a Director, Senior Management or holder of existing Shares, all the Class B Ordinary Shares held by such Owned Company shall be automatically and immediately converted into the same number of Class A Ordinary Shares forthwith upon the relevant Director, Senior Management or holder of existing Shares ceasing to wholly-own such Owned Company. Without prejudice to the foregoing, each such Director, Senior Management or holder of existing Shares (as applicable) shall provide prior written notice to the Company of it ceasing to wholly-own an Owned Company.

(d)	Each Class B Ordinary Share confers upon the holder: (a) no right to any share in any dividend or distribution paid by the Company and (b) no right to any share in the distribution of the surplus assets of the Company upon liquidation or otherwise, and no Class B Ordinary Share may be sold, transferred, assigned, pledged, or otherwise disposed of, or used as collateral for loans or any obligations.

(e)	Redemption.

(i)	The Company may, at its option, redeem all or any of the Class B Ordinary Shares held by any person at any time, at such price, and in such manner as may be determined by the Board of Directors, in accordance with the provisions set forth in this Article 6A(e).

(ii)	The Board of Directors shall have the sole discretion to determine (A) the specific Class B Ordinary Shares to be redeemed from any holder thereof, (B) the timing of the redemption, (C) the redemption price, which may be at par value, at a premium, or at a discount, (D) the date upon which the redemption price will be paid, and (E) the manner and procedure for the redemption.

(iii)	The Company shall provide written notice to the Member whose Class B Ordinary Shares are to be redeemed. The notice shall specify (A) the number of Class B Ordinary Shares to be redeemed, (B) the redemption price, (C) the date on which the redemption will occur, (D) the date on which the redemption price will be paid, and (E) any other terms and conditions of the redemption as determined by the Board of Directors.

(iv)	Upon the redemption date, the Company shall be authorized (without any further action required of or by the relevant Member) to make entries in the Register of Members to record and give effect to the redemption of the relevant Class B Ordinary Shares specified in the notice, which shall be deemed cancelled and shall no longer be outstanding, and the relevant Member shall cease to have any rights with respect to the redeemed Class B Ordinary Shares, except the right to receive the redemption price.

(v)	The Company shall pay the redemption price to the relevant Member in accordance with the terms specified in the notice of redemption. Payment may be made in cash, by cheque, or by any other method as determined by the Board of Directors.

(vi)	No redemption price shall bear interest against the Company. Any redemption price which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such redemption price is due to be paid may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the redemption price shall remain as a debt due to the Member. Any redemption price which remains unclaimed after a period of six years from the date on which such redemption price is due to be paid shall be forfeited and shall revert to the Company.

(vii)	The redemption of any Class B Ordinary Share from any holder shall not oblige the Company to redeem any other Class B Ordinary Share from any other holder.

(viii)	The redemption of shares shall be conducted in compliance with the laws of the Cayman Islands and any other applicable regulations.

CONVERSION OF SHARES

6B.	(a)	Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, with the consent of the Directors by a majority of no less than two-thirds of the votes at a Board meeting or by the written resolutions of all the Directors, at any time after the date of issuance of such Share, into one fully paid and non-assessable Class A Ordinary Share. A holder of Class B Ordinary Shares may request conversion of all or any of its Class B Ordinary Shares by delivering a written request to the Company, at the office of the Company or any transfer agent for such Share, specifying the number of Class B Ordinary Shares that it wishes to convert into Class A Ordinary Shares, accompanied by the share certificate(s) (if any) representing the Class B Ordinary Shares to be converted (the “Existing Share Certificate”).

	(b)	In no event shall Class A Ordinary Shares be converted into Class B Ordinary Shares under any circumstances.

	(c)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to Article 6A(c) or this Article 6B shall be effected by means of the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share, and upon such conversion such shares shall have the same rights and restrictions as, and shall rank pari passu in all respects with, the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon being approved by the Board in accordance with Article 6B(a) above, and entries shall be made in the Register to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

	(d)	Upon conversion of any Class B Ordinary Shares, and subject to receipt of the Existing Share Certificate in respect of such Class B Ordinary Shares, the Company shall cancel the Existing Share Certificate, and issue new share certificate(s) in respect of the Class A Ordinary Shares resulting from the conversion to the holder thereof, together with a new share certificate for any unconverted Class B Ordinary Shares represented by the Existing Shares Certificate.

	(e)	Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

ISSUE OF SHARES

7.	Subject to the provisions, if any, in the Memorandum of Association, and subject to Article 6A above, the Directors may, in their absolute discretion and without approval of the holders of Ordinary Shares, cause the Company to issue such amounts of Ordinary Shares and/or preferred shares (whether in certificated form or non-certificated form), grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper. The Company shall not issue shares in bearer form.

REGISTER OF MEMBERS AND SHARE CERTIFICATES

8.	The Company shall maintain a Register of Members and every person whose name is entered as a Member in the Register of Members shall, without payment, be entitled to a certificate within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the register.

9.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

10.	Any two or more certificates representing shares of any one class held by any Member may at the Member’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

11.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

12.	In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES

13.	The instrument of transfer of any share shall be in writing and executed by or on behalf of the transferor and shall be accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

14.	All instruments of transfer that shall be registered shall be retained by the Company.

REDEMPTION AND PURCHASE OF OWN SHARES

15.	Subject to the provisions of the Statutes and these Articles, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Member or the Company on such terms and in such manner as the Board may, before the issue of the shares, determine;

(b)	purchase its own shares (including any redeemable shares) in such manner and on such other terms as determined by the Board in their sole discretion and agreed with the relevant Member, provided however that:

(i)	such repurchase transactions shall be in accordance with the relevant code, rules and regulations applicable to the listing of the shares on the Designated Stock Exchange; and

(ii)	at the time of the repurchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

(c)	make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Statutes, including out of capital.

16.	The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

17.	The holder of the shares being purchased shall be bound to deliver up to the Company at its registered office or such other place as the Board shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

VARIATION OF RIGHTS ATTACHING TO SHARES

18.	If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to these Articles, be varied or abrogated with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

19.	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

20.	The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

COMMISSION ON SALE OF SHARES

21.	The Company may, in so far as the Statutes from time to time permit, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

22.	No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statutes) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

23.	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

24.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or to the persons entitled thereto by reason of the death or bankruptcy of such registered holder.

25.	To give effect to any such sale, the Directors may authorise any person to transfer the shares sold to, or in accordance with the direction of, the purchaser thereof. The purchaser or his nominee shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

26.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

27.	The Directors may from time to time make calls upon the Members in respect of any money unpaid on their shares, and each Member shall (subject to receiving at least 14 calendar days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

28.	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

29.	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum from the day appointed for the payment thereof to the time of the actual payment at such rate as the Directors may determine, but the Directors may waive payment of that interest wholly or in part.

30.	An amount payable in respect of a share on allotment or at any fixed date, whether on account of the par value of the share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

31.	The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

32.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would otherwise become payable) pay interest at such rate as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

33.	If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of such much of the call or instalment as is unpaid, together with any interest which may have accrued.

34.	The notice shall name a further day (not earlier than the expiration of 14 calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

35.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

36.	A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

37.	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of all monies due and payable by him with respect to those shares.

38.	A statutory declaration in writing that the declarant is a Director of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

39.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the par value of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

40.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

41.	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share.

42.	Any person becoming entitled to a share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the share or, instead of being registered himself, to have some person nominated by him as the transferee. If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

43.	A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided, however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL

44.	Subject to these Articles, the Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

45.	Subject to these Articles, the Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)	sub-divide its existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(c)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

46.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

47.	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

48.	For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 30 calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, such register shall be so closed for at least 10 calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

49.	In lieu of or apart from closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members, and for the purpose of determining those Members that are entitled to receive payment of any dividend, the Directors may, at or within 30 calendar days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.

50.	If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

51.	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

52.	(a)	The Company may hold an annual general meeting but shall not (unless required by the Companies Act) be obliged to hold an annual general meeting.

	(b)	At these meetings the report of the Directors (if any) shall be presented.

53.	(a)	The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than one-third of the share capital of the Company as at that date carries the right of voting at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

54.	At least 14 calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five per cent in par value of the shares giving that right.

55	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

56	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Members holding not less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative or proxy and entitled to vote shall be a quorum for all purposes. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

57	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such other day, time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

58	The Chairman of the Board of Directors shall preside as chairman at every general meeting of the Company.

59	If at any meeting the Chairman of the Board of Directors is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Members present shall choose a chairman of the meeting.

60	The Chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 10 calendar days or more, not less than seven Business Days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

61	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more Members present in person or by proxy entitled to vote and who together hold not less than 10 per cent of the paid up voting share capital of the Company, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

62	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

63	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF MEMBERS

64	Subject to any rights and restrictions for the time being attached to any class or classes of shares, every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person, who is present by its duly authorised representative or proxy, at a general meeting of the Company shall have:

(a)	on a show of hands, one vote; and

(b)	on a poll, one vote for each Class A Ordinary Share registered in his or her name in the Register, and one hundred (100) votes for each Class B Ordinary Share registered in his or her name in the Register, on any and all matters subject to a vote at such meeting.

65	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

66	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person may, on a poll, vote by proxy.

67	No Member shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

68	On a poll or on a show of hands, votes may be given either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy, the instrument of proxy shall state which proxy is entitled to vote on a show of hands.

69	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

70	A Member holding more than one share need not cast the votes in respect of his shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

71	A resolution in writing signed (in one or more counterparts) by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

PROXIES

72	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Member of the Company.

73	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

74	The instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

75	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

76	Any corporation which is a Member or a Director may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members or of the Board of Directors or of a committee of Directors, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

CLEARING HOUSES

77	If a clearing house (or its nominee) is a Member, it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorized, the authorisation shall specify the number and class of shares in respect of which each such person is so authorized. A person so authorized pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member of the Company holding the number and class of shares specified in such authorisation.

DIRECTORS

78	(A)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three Directors. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter by the Members at general meeting.

	(B)	Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified.

(C)	The Board of Directors shall have a Chairman of the Board of Directors (the “Chairman”) removed, elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co-Chairman or a Vice-Chairman of the Board of Directors (the “Co-Chairman”). The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors, the Co-Chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. The Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors.

(D)	Subject to these Articles and the Companies Act, the Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board.

(E)	The Directors by the affirmative vote of a simple majority of the Directors present and voting at a Board meeting, or the sole Director if there is only one Director, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under applicable corporate governance rules of the Designated Stock Exchange, as long as the Company’s securities are traded on the Designated Stock Exchange.

79	Subject to Article 78, a Director may be removed from office by Special Resolution or the affirmative vote of a simple majority of the other Directors present and voting at a Board meeting at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

80	A vacancy on the Board created by the removal of a Director under the provisions of Article 79 above may be filled by the election or appointment by Ordinary Resolution at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

81	The Board may, from time to time, and except as required by applicable law or the listing rules of the Designated Stock Exchange, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

82	A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and of all classes of shares of the Company.

DIRECTORS’ FEES AND EXPENSES

83	The Directors may receive such remuneration as the Board may from time to time determine. The Directors may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

84	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

ALTERNATE DIRECTOR

85	Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and, where he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director. Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

86	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director or, in the absence of such instructions, at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

87	Subject to the provisions of the Companies Act, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

88	Subject to these Articles, the Directors may from time to time appoint any person, whether or not a director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, President, one or more Vice Presidents, Chief Operating Officer, Chief Financial Officer, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. The Directors may also appoint one or more of their number to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

89	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

90	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

91	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

92	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

93	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

94	Any such delegates as aforesaid may be authorized by the Directors to subdelegate all or any of the powers, authorities, and discretions for the time being vested to them.

95	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

96	Subject to Articles 78 and 79, the office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated; or

(e)	if he shall be removed from office pursuant to these Articles or the Statutes.

PROCEEDINGS OF DIRECTORS

97	The Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. A question or proposal which arises at a Board meeting shall be decided, resolved, approved or adopted by a majority of no less than two-thirds of votes which are cast by the Directors present and voting at such Board meeting (save and except for those matters stipulated in Articles 78(C) and (E) and Article 80 which may be approved by the affirmative vote of a simple majority of the Directors as specified therein). In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote. A Director may at any time summon a meeting of the Directors by at least three Business Days’ notice to every other Director and alternate Director.

98	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

99	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the Directors then in office, provided that a Director and his appointed alternate Director shall be considered only one person for this purpose. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. A meeting of the Directors may be held by means of telephone or teleconferencing or any other telecommunications facility provided that all participants are thereby able to communicate immediately by voice with all other participants.

100	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a shareholder, director, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

101	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

102	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

103	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

104	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

105	A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. When signed a resolution may consist of several documents each signed by one or more of the Directors.

106	The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

107	The Directors shall elect a chairman of their meetings and determine the period for which he is to hold office but if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

108	A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

109	A committee appointed by the Directors may meet and adjourn as it thinks proper. A question or proposal which arises at a meeting of a committee shall be decided, resolved, approved or adopted by a majority of no less than two-thirds of the votes which are cast by the committee members present and voting at such meeting, and in case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

110	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

111	A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

112	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

113	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

114	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

115	Any dividend may be paid by cheque or wire transfer to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

116	The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

117	No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

118	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company, dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

119	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

120	No dividend shall bear interest against the Company. Any dividend which cannot be paid to a Member and/or which remains unclaimed after six months from the date of declaration of such dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend shall remain as a debt due to the Member. Any Dividend which remains unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and shall revert to the Company.

BOOK OF ACCOUNTS

121	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

122	The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

123	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorized by the Directors or by the Company by Ordinary Resolution.

124	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors.

ANNUAL RETURNS AND FILINGS

125	The Board shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

AUDIT

126	The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

127	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

128	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next special meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

THE SEAL

129	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

130	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

131	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

OFFICERS

132	Without prejudice to Article 88, the Company may have a Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer, one or more Vice Presidents, Manager or Controller, appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time subscribe.

CAPITALISATION OF PROFITS

133	Subject to the Statutes and these Articles, the Board may, with the authority of an Ordinary Resolution:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

(ii)	paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

(c)	make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit;

(d)	authorise a person to enter (on behalf of all the Members concerned) an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalization; or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective operations of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those Members; and

(e)	generally do all acts and things required to give effect to the resolution.

NOTICES

134	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile, or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company’s Website. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

135	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

136	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

137	Any notice or other document, if served by (a) post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted, or (b) facsimile, shall be deemed to have been served upon confirmation of receipt, or (c) recognised delivery service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier or (d) electronic means as provided herein shall be deemed to have been served and delivered on the day following that on which it is successfully transmitted or at such later time as may be prescribed by any applicable laws or regulations.

138	Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

139	Notice of every general meeting shall be given to:

(a)	all Members who have supplied to the Company an address for the giving of notices to them;

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)	each Director and Alternate Director.

No other person shall be entitled to receive notices of general meetings.

INFORMATION

140	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members to communicate to the public.

141	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register of Members and transfer books of the Company.

INDEMNITY

142	To the fullest extent permissible under the Companies Act, every Director (including for the purposes of this Article any Alternate Director appointed pursuant to the provisions of these Articles) and officer of the Company for the time being and from time to time shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a Director or officer of the Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

143	No such Director or officer of the Company shall be liable to the Company for any loss or damage unless such liability arises through the willful neglect or default of such Director or officer.

FINANCIAL YEAR

144	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

WINDING UP

145	Subject to these Articles, if the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution of the Company, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND NAME OF COMPANY

146	Subject to the Companies Act and these Articles, the Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part, or change the name of the Company.

REGISTRATION BY WAY OF CONTINUATION

147	Subject to these Articles, the Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.